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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                Citi Trends, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    17306X102
   --------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|      Rule 13d-1(b)
|_|      Rule 13d-1(c)
|X|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Hampshire Equity Partners Cayman D.B. II, LP  (980176442).

--------------------------------------------------------------------------------
     2.  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) |_|
         (b) |_|

--------------------------------------------------------------------------------
     3.  SEC Use Only

--------------------------------------------------------------------------------
     4  Citizenship or Place of Organization

        Cayman Islands.
--------------------------------------------------------------------------------
                       5.  Sole Voting Power

                           922,138.
                  --------------------------------------------------------------
                       6.  Shared Voting Power
Number of
Shares                     0.
Beneficially
Owned by          --------------------------------------------------------------
Each                   7.  Sole Dispositive Power
Reporting
Person With                922,138.
                  --------------------------------------------------------------
                       8.  Shared Dispositive Power

                           0.

--------------------------------------------------------------------------------
     9. Aggregate Amount  Beneficially  Owned by Each Reporting Person

        922,138.
--------------------------------------------------------------------------------
    10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions) |_|

--------------------------------------------------------------------------------
    11. Percent of Class Represented by Amount in Row (9)

        6.9%
--------------------------------------------------------------------------------
    12. Type of Reporting Person (See Instructions)

        PN
--------------------------------------------------------------------------------

Item 1.


           (a) Name of Issuer:

               Citi Trends, Inc. (the "Issuer").

           (b) Address of Issuer's Principal Executive Offices:

               102 Fahm Street, Savannah, Georgia 31401.

Item 2.

           (a) Name of Person Filing:

               Hampshire Equity Partners Cayman D.B. II, LP (the "Reporting Person").

           (b) Address of Principal Business, or if none, Residence:

               520 Madison Avenue, New York, New York 10022.

           (c) Citizenship:

               Cayman Islands.

           (d) Title of Class of Securities:

               Common Stock, $.01 par value.

           (e) CUSIP Number: 17306X102.


Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


         Not applicable.


Item 4. Ownership:

        (a) Amount beneficially owned (as of February 13, 2006):

            922,138.

        (b) Percent of class:

            6.9%


        (c) Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote:     922,138.

            (ii)  Shared power to vote or to direct the vote:        0.

            (iii) Sole power to dispose or to direct the disposition of :               922,138.

            (iv)  Shared power to dispose or to direct the disposition of :                 0.

Item 5.  Ownership of 5% or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

           Lexington  Equity  Partners  II,  Inc.  is  the  general  partner  of
           Lexington Equity Partners Cayman II, L.P., which is the general partner of Hampshire Equity Partners Cayman D.B. II, LP
           ("Hampshire").  As such,  Lexington  Equity  Partners  II,  Inc.  and
           Lexington  Equity  Partners  Cayman  II,  L.P.  could  be  deemed  to beneficially own the shares of the Issuer owned directly by Hampshire. Lexington Equity Partners II, Inc. and Lexington Equity Partners Cayman II, L.P. disclaim beneficial ownership of such shares, and this report shall not be deemed an admission that either Lexington Equity Partners II, Inc. or Lexington Equity Partners Cayman II, L.P. is the beneficial owner of the securities for the purpose of Section 16 or for any other purpose.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

         Not applicable.

Item 8.    Identification and Classification of Members of the Group:

         Not applicable.

Item 9.    Notice of Dissolution of Group:

         Not applicable.

Item 10.   Certification:

         Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   February 16, 2006



                     Hampshire Equity Partners Cayman D.B. II, LP


                     By: Lexington Equity Partners Cayman II, L.P., its General
                         Partner


                     By: Lexington Equity Partners II, Inc., its General Partner



                     By: /s/ Gregory P. Flynn
                        ----------------------------------------------
                         Name:    Gregory P. Flynn
                         Title:   Vice President